Exhibit 99.1

Scorpio Bulkers Inc. Announces Sale and Leaseback Agreements for Seven Dry Bulk Vessels
MONACO, March 14, 2019 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE:SALT) (“Scorpio Bulkers,” or the “Company”) announced today that it has agreed to sell and leaseback three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira) to CMB Financial Leasing Co., Ltd.  Upon completion, which is estimated to take place in the second quarter of 2019, the Company’s liquidity is expected to increase by $57.2 million in aggregate, comprising $45.4 million upon closing after the repayment of outstanding debt and an additional tranche of up to $11.8 million for installation of exhaust gas cleaning systems (“scrubbers”) on the seven vessels.
As part of the agreements, the Company will bareboat charter-in the vessels for a period of seven years. In addition, the Company has purchase options beginning after the end of the third year of each agreement. There is also a purchase option for each vessel upon the expiration of each agreement.
Emanuele Lauro, the Company’s Chairman and Chief Executive Officer, commented, “We have undertaken a number of initiatives recently to enhance our liquidity. This transaction represents a single and important step, but we will continue to take actions which strengthen our balance sheet and, as importantly, address the valuation of our stock.”
These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Upon the completion of the pending sale of two Kamsarmax vessels, Scorpio Bulkers Inc. will have an operating fleet of 55 vessels consisting of 54 wholly-owned or finance leased drybulk vessels (including 17 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. The Company’s owned and finance leased fleet will have a total carrying capacity of approximately 3.7 million dwt and all of the Company’s owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)